December 19, 2024

Jennifer D. Whalen
Chief Financial Officer
Bristow Group Inc.
3151 Briarpark Drive
Suite 700
Houston, TX 77042

        Re: Bristow Group Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Filed March 6, 2024
            Form 8-K filed November 5, 2024
            File No. 001-35701
Dear Jennifer D. Whalen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 50

1. When describing the changes in your results of operations, including changes in revenues, operating expenses, general and administrative expenses and income tax expense, please specifically identify and quantify each of the key drivers contributing to the material changes. Refer to Item 303 of Regulation S-K and SEC Release No.
       33-8350. This comment also applies to your Form 10-Q disclosures. December 19, 2024
Page 2

Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 - Variable Interest Entities and Other Investments in Significant Affiliates, page 82

2. We note you have interests in seven VIEs of which the Company was the primary beneficiary. For each of the entities disclosed, please explain how the Company determined it was the primary beneficiary. In addition, please address the following points:

             For each of the VIEs disclosed, please tell us whether the Company was the primary beneficiary of the VIE by holding a majority voting interest. If so, please also tell us if the VIE met the definition of a business and the VIE's assets can be used for purposes other than the settlement of the VIE's obligations. If any of these are not true, please explain to us how you considered providing the required disclosures under paragraphs bb, c, and d of ASC 810-10-50-3 and ASC 810-10-
           50-5A.
             We note you did not present assets and or liabilities of the consolidated VIEs separately on the face of the consolidated balance sheets on page 72 pursuant to
           ASC 810-10-45-25. Please explain why you do not believe this presentation is necessary, or revise your presentation if applicable.
             We note you aggregated the VIEs' financial information within the summary financial information table on page 83. Please revise to disclose the quantitative and qualitative information about the different risk and reward characteristics of each VIE and the significance of each VIE to the Company that support your aggregated presentation. Refer to ASC 810-10-50-9.

Note 12 - Income Taxes, page 91

3.     We note from page 93 that your income tax expense was significantly impacted
       by foreign tax credits, GILTI income and other, net. Please revise to disclose the nature of these items, providing sufficient information for an investor to understand the reason and timing of the amounts recorded. Refer to ASC 740-10-50-12. Please also address these items in your discussion of changes in income tax expense in
       management   s discussion and analysis of results of operations on page
52.
Form 8-K filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8

4. You include an adjustment for other special items in each period disclosed. In the footnote to the table you state this amount includes professional services fees that are not related to continuing business operations and other nonrecurring costs. Please explain the nature of the items included in this adjustment and explain why you believe adjusting for these amounts is appropriate in your non-GAAP measures. In addition, please remove the characterization of the costs as non-recurring unless such costs have not occurred in multiple periods and are not reasonably likely to recur
 December 19, 2024
Page 3

       within two years. Refer to Rule 100(b) of Regulation G and Question
102.03 of the
       Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Myra Moosariparambil at 202-551-3796 or Steve Lo at 202-551-3394
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation